

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 16, 2021

Richard T. Potter, Esq.
Senior Vice President, Counsel and Assistant Corporate Secretary
The Guardian Insurance & Annuity Company, Inc.
10 Hudson Yards
New York, NY 10001

Re: The Guardian Insurance & Annuity Company, Inc., et al.; File No. 812-15198

Dear Mr. Potter:

By Form APP-WD filed with the Securities and Exchange Commission on April 9, 2021, you requested that the above-referenced application, filed on February 4, 2021, and amended and restated on February 8, 2021, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority. This response does not express any legal or interpretive position on your stated intention to rely on the February 23, 2021 Commission Statement on Insurance Product Fund Substitution Applications (Release No. IC-34199).

Sincerely,

/s/ Kaitlin C. Bottock

Kaitlin C. Bottock
Branch Chief